Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Kingsway Announces A.M. Best Rating Actions And Appointment Of Chief
           Operating Officer

           TORONTO, Jan. 22 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. today announced that A.M. Best has affirmed the financial strength ratings of eight of its subsidiaries as well as downgraded the financial strength ratings of four other subsidiaries. The Company also announced that its Board and Management will focus their efforts to cut costs and exit non-core lines of business. An important part of these initiatives is the appointment of Colin Simpson as Senior Vice President and Chief Operating
Officer. Mr. Simpson is currently Senior Vice President and Chief Strategy
Officer. In his new role, Mr. Simpson will lead a company-wide effort to simplify the organization, eliminate operational inefficiencies, and identify and implement cost cuts.
           A.M. Best has affirmed the financial strength ratings of eight insurance and reinsurance subsidiaries, including Universal Casualty Company, American
Service Insurance Company, U.S. Security Insurance Company, Mendota Insurance
Company, Mendakota Insurance Company, Southern United Fire Insurance Company,
Jevco Insurance Company and Kingsway Reinsurance (Bermuda) Ltd. A.M. Best has
downgraded the financial strength ratings of Lincoln General Insurance Company to "B-" (Fair), Kingsway General Insurance Company to "B" (Fair), American
Country Insurance Company to "B-" (Fair), and Kingsway Reinsurance Corporation
to "C++" (Marginal). A.M. Best has also downgraded the issuer credit rating of
Kingsway Financial Services Inc. and Kingsway America Inc. to "b".
           "We are disappointed with this A.M. Best decision," said Shaun Jackson,
President & CEO of Kingsway Financial Services Inc. "However, we anticipate that there will be little impact to the majority of our operating companies, particularly for those companies in the non-standard automobile business. The
Board and Management are working to reduce costs over and above any expected impact due to the A.M. Best downgrade. In addition, the Company has been and will continue to exit non-core lines and focus its resources on its profitable lines of business."
           Mr. Jackson also stated, "The appointment of Colin Simpson as Chief
Operating Officer is an important step in ensuring that expense reduction measures are implemented and supported with a sense of urgency throughout the
Company. I look forward to working closely with Colin to restore Kingsway
Financial to profitability and thereby building long-term shareholder value."

           About the Company

           Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

           %SEDAR: 00003152E          %CIK: 0001072627

           /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
           (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 13:30e 22-JAN-09